Exhibit 99.1

Nearly 13,000 patients have benefited from IMRIS VISIUS iMRI

2014 procedures expected to increase 31% over 8-year total as intraoperative MRI utilization expands to improve outcomes in growing number of neurosurgical applications

MINNEAPOLIS, Jan. 8, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS) (TSX: IM) ("IMRIS" or the "Company") today announced that an internal study of 40 worldwide VISIUS® Surgical Theatre hospital customers indicates that nearly 13,000 patients have been treated using intraoperative MRI (iMRI) since the first installation in 2005. Four of 27 US hospitals - located in Boston, MA; St. Louis, MO; and Minneapolis and St. Paul, MN - currently using VISIUS iMRI are approaching 1,000 cases performed.

Dr. Frederick Boop, Co-director of the Le Bonheur Neuroscience Institute in Memphis, TN, credits VISIUS iMRI with reducing reoperation rates. "Intraoperative MRI is an important tool in our pediatric program by allowing us to get a more complete removal of these tumors and better overall visualization without moving the patient and knowing we won't have to bring the patient back for another operation," he said.

With more installations coming online and procedure numbers growing steadily, IMRIS President and CEO Jay D. Miller said the company estimates the volume will be almost 17,000 by the end of 2014, an increase of roughly 31% in one year over the previous eight years. "With increasing adoption and utilization, more neurosurgeons and hospitals are recognizing the decision support advantage of enhanced visualization in the intraoperative setting and reduced risks associated with not moving patients for imaging," he said.

"The top neurosurgical hospitals are making the IMRIS solution their standard of care and not only increasing the number of procedures completed in the suite," Miller added, "but also expanding the types of applications and conditions other than various brain tumors, such as epilepsy, Parkinson's disease, stroke intervention, aneurysm, and Chiari malformation, and other neurological procedures using deep brain stimulation, ablation and other technologies with iMR. Also, the recent addition of VISIUS iCT expands our solution into spinal conditions, trauma and intricate reconstructions."

Inside a VISIUS Surgical Theatre equipped with either high-field iMRI or 64-slice intraoperative Computed Tomography (iCT), surgeons have on-demand access to real-time data and state-of-the-art imaging, during the procedure from the operating room (OR) table. IMRIS is the only company that offers an MRI and CT imaging solution where the scanner moves on ceiling-mounted rails to enter or exit the OR which mitigates known risks of moving critically-ill patients.

Unlike other systems, no heavy imaging equipment needs to be wheeled into the room nor does the patient need to be moved to an adjacent imaging room from the OR. The surgeon can visualize, evaluate and confirm results while modifying treatment without case interruption. Developed for neurosurgery and spinal surgery, the systems are also intended to provide physicians with state-of-the-art image quality with access to a full range of software applications.

Surgeons using iMRI for brain tumor removal have reported outcomes of more complete resection1 and reduced pediatric re-operation2 rates. Data published in 2011 showed 93 percent of iMRI glioma cases achieved gross or near total resection compared to 65 percent for non-iMRI cases in the same timeframe.1  A separate study indicated the need for repeat surgeries decreased with eight percent of non-iMRI patients requiring re-surgery within two weeks post procedure compared to zero re-surgeries for iMRI patients. 2

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 56 leading medical institutions around the world.

References:

1.	Chicoine MR, Lim CCH, Evans JA, Singla A, Zipfel GJ, Rich KM, Dowling JL, Leonard JR, Smyth MD, Santiago P, Leuthardt EC, Limbrick DD, Dacey RG : Implementation and Preliminary Clinical Experience with the Use of Ceiling Mounted Mobile High Field Intraoperative Magnetic Resonance Imaging Between 2 Operating Rooms, ACTA Neurochirgica suppl. 2011;109:97-102.
2.	Shah MN, Leonard JR, et al. Intraoperative magnetic resonance imaging to reduce the rate of early reoperation for lesion resection in pediatric neurosurgery. J Neurosurg Pediatrics. 9:259-264, 2012.

Image with caption: "Hospitals utilizing IMRIS VISIUS intraoperative MRI have completed nearly 13,000 procedures since the initial installation in 2005, including four in the US that expect to reach 1,000 procedures in 2014. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20140108_C7608_PHOTO_EN_35401.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 13:10e 08-JAN-14